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                                                                    EXHIBIT 99.6

                           ARV ASSISTED LIVING, INC.
                            245 Fischer Avenue, D-1
                       Costa Mesa, California 92626-3545
                 Telephone: (800) 624-0236   -  (714) 751-7400
                           Facsimile: (714) 751-1743

                               December 23, 1996

To Unitholders in
Senior Income Fund L.P.

Dear Unitholders:

     We are writing you to introduce a second offer from LAVRA, Inc. (the "Purchaser"), a wholly-owned subsidiary of ARV Assisted Living, Inc. ("ARV"), to purchase any and all units ("Units") in Senior Income Fund L.P. at a price of $5.90 net per Unit, reduced by any distributions made, announced or paid after the date of this offer and prior to the date the Units are purchased pursuant to the offer. This offer gives you the same effective purchase price as was paid in our prior offer to purchase Units. The prior offer was for a net purchase price of $5.90 per Unit, after giving effect to a special distribution of $0.60 made by the Partnership in December, 1996.

     ARV is pleased with the success of the prior offer and continues to believe that the Units are an attractive long-term investment for someone like ARV who believes it has the ability to improve the management of the properties and has many years of experience in the congregate care industry.

     As noted in the attached offering materials, the General Partner objected to our prior offer in part because only 51% of the Units were being sought and Unitholders risked having only part of the Units they offered to ARV being accepted and remaining exposed to possible tax and other consequences with respect to the remainder of their Units. In this offer, ARV is seeking to acquire any and all Units in the partnership and will be purchasing all Units that are properly tendered subject to the terms and conditions of the offer. ARV believes that this offer therefore removes any risk that Unitholders might be forced to continue to hold some Units when they had desired to sell all of their Units.

     ARV hopes you will consider these factors and the enclosed materials and favorably consider tendering your Units. We recognize that tendering Units gives up long-term potential for higher distributions (if in fact sales of the properties occur), but believe that Unitholders may wish to realize the benefits of a sale in 1997 at a known price, with tax consequences that can be identified.

     Please read carefully the enclosed offering materials which disclose various factors to be considered by Unitholders, and call our Information Agent, Beacon Hill Partners, at (800) 854-9486 if you have questions.

                                          Very truly yours,

                                          /s/ GARY L. DAVIDSON
                                          -------------------------
                                          Gary L. Davidson